EXHIBIT 97.1

RED VIOLET, INC.

CLAWBACK POLICY

(Adopted on November 3, 2023)

1.
INTRODUCTION

Red Violet, Inc. (the “Company”) is adopting this Clawback Policy (this "Policy"), effective as of October 2, 2023 (the “Effective date”), to provide for the Company’s criteria and process of recovering certain Incentive‐based compensation erroneously awarded to or earned or received by certain officers under certain circumstances.

This Policy is administered by the Compensation Committee (the “Committee”) of the Company’s board of directors (the “Board”). The Committee will have full and final authority to make any and all determinations required under this Policy. Any determination by the Committee with respect to this Policy will be final, conclusive and binding on all parties. The Board may amend or terminate this Policy at any time upon the recommendation of the Committee.

This Policy is intended to comply with Section 10D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D‐1 thereunder, and the applicable rules of the Nasdaq Stock Market or any other national securities exchange on which the Company’s securities are then listed (the “Exchange”) and will be interpreted and administered consistent with that intent.

2.
EFFECTIVE DATE

This Policy will apply to all incentive‐based compensation received by an Affected officer on or after the Effective date to the extent permitted or required by applicable law or the rules of the Exchange.

3.
DEFINITIONS

For purposes of this Policy, the following definitions apply:

“Affected officer” means any current or former “officer” as defined in Exchange Act Rule 16a‐1.

“Erroneously awarded compensation” means the amount of Incentive‐based compensation received that exceeds the amount of Incentive‐based compensation that otherwise would have been received had it been determined based on the Restatement, computed without regard to any taxes paid. In the case of Incentive‐based compensation based on stock price or total shareholder return, where the amount of Erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount will reflect a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the incentive‐based compensation was received, as determined by the Committee in its sole discretion. The Company will maintain documentation of the determination of that reasonable estimate and provide the documentation to the Exchange as required by the Exchange.

“Financial reporting measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from those measures, whether or not the measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission. Stock price and total shareholder return are financial reporting measures.

“Incentive‐based compensation” means any compensation that is awarded, earned or vested based in whole or in part on the attainment of a Financial reporting measure. Base salaries, bonuses or equity awards paid solely upon satisfying one or more subjective standards, strategic or operational measures, or continued employment are not considered incentive‐based compensation, unless the awards were granted, paid or vested based in part on a Financial reporting measure.

“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement that corrects errors (1) that are material to previously issued financial statements, or (2) that are not material to previously issued financial statements but would result in a material misstatement if the errors were left uncorrected in the current report or the error correction was recognized in the current period.

4.
RECOVERY

If the Company is required to prepare a Restatement, the Company will seek to recover and claw back reasonably promptly all Erroneously awarded compensation received on or after the Effective date by an Affected officer:

(a)
After beginning service as an Affected officer;

(b)
Who served as an Affected officer at any time during the performance period for that Incentive‐based compensation;

(c)
While the Company has a class of securities listed on the Exchange; and

(d)
During the three completed fiscal years immediately preceding the date on which the Company was required to prepare the Restatement (including any transition period within or immediately following those three completed fiscal years that results from a change in the Company’s fiscal year, determined in accordance with the rules of the Exchange).

To the extent any amounts are determined by the Committee to be Erroneously awarded compensation, if, after the release of earnings for any period for which a Restatement subsequently occurs and prior to the announcement of the Restatement for that period, the Affected officer sold any shares of Company common stock acquired under an equity incentive award that constitutes Incentive‐based compensation, the Company will also seek to recover and claw back reasonably promptly the excess of (1) the actual aggregate sales proceeds from the Affected officer’s sale of those shares, over (2) the aggregate sales proceeds the Affected officer would have received from the sale of those shares at a price per share determined appropriate by the Committee in its discretion to reflect what the Company’s common stock price would have been if the Restatement had occurred prior to such sales; on condition that the aggregate sales proceeds determined by the Committee under this clause (2) with respect to shares acquired upon exercise of an option may not be less than the aggregate exercise price paid for those shares.

For purposes of this Policy:

(1)
Erroneously awarded compensation is deemed to be received in the Company’s fiscal year during which the Financial reporting measure specified in the Incentive‐based compensation is attained, even if the payment or grant of the Incentive‐based compensation occurs after the end of that period; and

(2)
the date the Company is required to prepare a Restatement is the earlier of (1) the date the Board, the Committee or any officer of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare the Restatement, and (2) the date a court, regulator, or other legally authorized body directs the Company to prepare the Restatement.

(3)
Notwithstanding anything in this Policy, in no event will the Company be required to award any Affected officers an additional payment or other compensation if the Restatement would have resulted in the grant, payment or vesting of Incentive‐based compensation that is greater than the Incentive‐based compensation actually received by the Affected officer. The recovery of Erroneously awarded compensation is not dependent on if or when the Restatement is filed.

5.
SOURCES OF RECOUPMENT

To the extent permitted by applicable law, the Committee may, in its discretion, seek recoupment of Erroneously awarded compensation from an Affected officer from any of the following sources: (1) prior Incentive‐based compensation payments; (2) future payments of Incentive‐based compensation; (3) cancellation of outstanding Incentive‐based compensation; and (4) direct repayment. To the extent permitted by applicable law, the Company may offset such amount against any compensation or other amounts owed by the Company to the Affected officer.

If an Affected officer fails to repay all Erroneously awarded compensation to the Company when due, the Company will, or will cause one or more of its subsidiaries to, take all actions reasonable and appropriate to recover the Erroneously awarded compensation from the Affected officer; and in that case the Affected officer will be required to reimburse the Company and its subsidiaries for any and all expenses reasonably incurred (including legal fees) by the Company or any of its subsidiaries in recovering the Erroneously awarded compensation.

6.
LIMITED EXCEPTIONS TO RECOVERY

Notwithstanding the foregoing, the Committee, in its discretion, may choose to forgo recovery of Erroneously awarded compensation under the following circumstances, on condition that the Committee (or a majority of the independent members of the Board) has made a determination that recovery would be impracticable because:

(a)
the direct expense paid to a third party to assist in enforcing this Policy would exceed the recoverable amounts, and in which case the Company has made a reasonable attempt to recover the Erroneously awarded compensation, has documented that attempt and has (to the extent required) provided that documentation to the Exchange;

(b)
recovery would violate home country law where the law was adopted prior to November 28, 2022, and in which case the Company provides an opinion of home country counsel to that effect to the Exchange that is acceptable to the Exchange; or

(c)
recovery would likely cause an otherwise tax‐qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of the Internal Revenue Code of 1986.

7.
INDEMNIFICATION AND INSURANCE

Neither the Company nor any of its subsidiaries is permitted to indemnify or reimburse any Affected officer against the recovery of Erroneously awarded compensation. In addition, the Company and its subsidiaries are prohibited from paying the premiums on an insurance policy that would cover an Affected officer’s potential clawback obligations, or entering into any agreement that exempts any Incentive‐based compensation from this Policy or that waives the Company’s or any of its subsidiary’s rights to recover Erroneously awarded compensation in accordance with this Policy, and this Policy will supersede any such agreement.

8.
SEVERABILITY

If any provision of this Policy or the application of any such provision to any Affected officer is adjudicated to be invalid, illegal or unenforceable in any respect, that invalidity, illegality or unenforceability will not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions is to be deemed amended to the minimum extent necessary to render that provision or application enforceable.

9.
NO IMPAIRMENT OF OTHER REMEDIES

This Policy does not preclude the Company from taking any other action to enforce an Affected officer’s obligations to the Company or limit any other remedies that the Company may have available to it and any other actions that the Company may take, including termination of employment, institution of civil proceedings, or reporting of any misconduct to appropriate government authorities. The Company will comply with the disclosure, documentation and records requirements related to this Policy under Section 10D of the Exchange Act, applicable listing rules of the Exchange and applicable Securities and Exchange Commission filings. This Policy is in addition to the requirements of Section 304 of the Sarbanes‐Oxley Act of 2002 that are applicable to the Company’s chief executive officer and chief financial officer. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company and any of its subsidiaries under applicable law, regulation or rule or under the terms of any similar policy in any employment agreement, offer letter, compensation plan, equity award agreement, or similar agreement and any other legal remedies available to the Company or any of its subsidiaries. The Committee may require that any employment agreement, offer letter, compensation plan, equity award agreement, or any other agreement entered into on or after the Effective date will, as a condition to the grant of any benefit thereunder, require an Affected officer to agree to abide by the terms of this Policy.

* * * *

ATTESTATION AND ACKNOWLEDGEMENT

OF

CLAWBACK POLICY

By my signature below, I acknowledge and agree that:

•
I have received and read the attached Clawback Policy (this "Policy").
•
I hereby agree to abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Erroneously awarded compensation or other compensation to the Company as determined in accordance with this Policy.

Signature:_________________________

Name: ___________________________

Date: ____________________________